Filed by Global Blue Holding Group AG

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Far Point Acquisition Corporation

Commission File No.: 001-38521

Date: January 21, 2020

FORM OF SHARE SUBSCRIPTION AGREEMENT

SHARE PURCHASE AGREEMENT, dated as of January    , 2020 by and among (i) the person named on the signature page hereto (the “Purchaser”), (ii) Global Blue Group Holding AG, a Swiss corporation (the “Company”), and (iii) Far Point Acquisition Corporation, a Delaware corporation (“FPAC”).

Introductory Note

This Share Subscription Agreement (the “Agreement”) is being entered into in connection with the proposed business combination (the “Transaction”) among the Company, FPAC and Global Blue Group AG, a Swiss corporation (“Target”) pursuant to the Agreement and Plan of Merger dated on or about the date hereof (as it may be amended and/or restated, the “Transaction Agreement”). Pursuant to the Transaction, and as more specifically set forth in the Transaction Agreement, the following actions, among other actions, will occur on the Closing Date (as defined below) (i) the shareholders of Target will contribute a portion of the ordinary shares of the Target that each respectively owns to the Company, in exchange for ordinary shares of the Company, (ii) the Company will acquire for cash all of the remaining issued and outstanding ordinary shares of the Target held by the shareholders thereof and (iii) a wholly-owned indirect subsidiary of the Company will merge with and into FPAC, with FPAC being the surviving corporation in the merger and a wholly-owned indirect subsidiary of the Company following the merger. Upon consummation of the Transaction, the Company will continue as a publicly traded corporation.

In connection with the Transaction, the Company and FPAC are seeking commitments (“Subscriptions”) from interested investors to acquire, concurrently with and subject to the completion of the Transaction, certain shares of the Company’s ordinary shares (the “Shares”) in a private transaction in which the Company expects to raise an aggregate amount of up to €247 million (subject to an increase or decrease in the sole discretion of the Company and FPAC).

The Shares to be acquired by the Purchaser (as set forth on the signature page hereto, but subject to any applicable reduction if the Subscription is not accepted in full by the Company, and FPAC) are referred to herein as the “Acquired Shares”, and the aggregate and per Share purchase price to be paid by the Purchaser (as set forth on the signature page hereto, but subject to any applicable reduction in the aggregate Share purchase price if the Subscription is not accepted in full by the Company and FPAC) is referred to herein as the “Purchase Price”.

IN WITNESS WHEREOF, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, the Purchaser, the Company, and FPAC agree as follows:

1. Subscription. The Purchaser hereby agrees to subscribe for and purchase from the Company, and the Company hereby agrees, subject to the receipt of the Purchase Price, to issue and deliver to the Purchaser, the Acquired Shares, all on the terms, and subject to the conditions, provided for herein (including any applicable reduction to the Purchaser’s Subscription if the Subscription is not accepted in full by the Company, and FPAC). In the event that the Transaction is not consummated for any reason, or in the event of the termination of this Agreement in accordance with the terms hereof, any amounts previously paid by the Purchaser pursuant to this Agreement will be returned promptly to the Purchaser along with this Agreement, and this Agreement shall have no force or effect.

2. Closing. The closing of the Subscription contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction. Following delivery of written notice from (or on behalf of) the Company to the Purchaser (the “Closing Notice”) that the Company reasonably expects all conditions to the closing of the Transaction to be satisfied on a date that is not less than two business days from the date on which the Closing Notice is so delivered to the Purchaser, the Purchaser shall deliver to the Company, on the business day immediately prior to the closing date specified in the Closing Notice (the “Closing Date”), the Purchase Price for the Acquired Shares by wire transfer of United States dollars in immediately available funds to such account or accounts as may be specified by the Company in the Closing Notice, and on the Closing Date, subject to the satisfaction or waiver of the conditions set forth in Section 3 below, the Company and the Purchaser shall perform the following actions:

a. the Company shall deliver a confirmation from the bank in Switzerland at which the Company has established the Blocked Account (as defined below) evidencing that the aggregate nominal value of the Acquired Shares has been credited in full to the Blocked Account;

b. the Company shall hold an extraordinary shareholders meeting of the Company in the presence of a notary resolving to increase the nominal share capital of the Company as necessary to complete the Transaction and to issue the Acquired Shares at nominal value (“Capital Increase”);

c. Purchaser shall deliver a duly signed Subscription Form in the form of Schedule B;

d. the board of directors of the Company shall issue the report regarding the capital increase and take the resolutions on the ascertainment and the execution of the Capital Increase in the presence of the notary and resolve to book the amount of the Purchase Price exceeding the aggregate nominal value of the Acquired Shares to the Company’s reserves;

e. the board of directors of the Company shall file the duly signed application regarding the Capital Increase with the commercial register; and

f. the Company shall as soon as the Capital Increase is registered with the commercial register deliver (or cause the delivery of) the Acquired Shares in book entry form to the Purchaser or to a custodian designated by Purchaser, as applicable.

3. Closing Conditions. The Closing is also subject to the conditions that, on the Closing Date:

a. all representations and warranties of the Company and the Purchaser contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date, and each of the Company and the Purchaser shall deliver a certificate reaffirming each of the representations, warranties, covenants and agreements of each such party contained in this Agreement as of the Closing Date, but in each case without giving effect to consummation of the Transaction; provided that a party may not rely on this closing condition if the failure of this closing condition to be satisfied results from the failure of such party’s representations and warranties to be so true and correct;

b. there shall not have been enacted or promulgated any governmental order, law, statute, rule or regulation enjoining or prohibiting the consummation of the Transaction; and

c. all conditions precedent to the closing of the Transaction pursuant to the Transaction Agreement, including the approval of FPAC’s stockholders and any regulatory approvals, shall have been satisfied or waived (other than those conditions which, by their nature, are to be satisfied at the closing of the Transaction) by August 31, 2020, provided that no material amendment to or waiver of any provision of the Transaction Agreement shall have been made that materially adversely affects Purchaser as a stockholder of the Company in a manner materially disproportionate to all stockholders.

4. Further Assurances.

a. The Company shall open a blocked capital account with an institution subject to the Swiss Federal Act of 8 November 1934 on Banks and Savings Banks (the “Blocked Account”).

b. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Purchase as contemplated by this Agreement.

5. Company Representations and Warranties. The Company represents and warrants to the Purchaser that:

a. The Company is duly incorporated and validly existing as a corporation in good standing under the laws of Switzerland. Subject to obtaining all required approvals necessary in connection with the performance of the Transaction Agreement (collectively, the “Required Approvals”), the Company has all corporate power and authority to own, lease and operate its properties and conduct its business as intended to be conducted following the Transaction, to enter into, deliver and perform its obligations under this Agreement, and to consummate the Transaction and issue the Acquired Shares to the Purchaser in accordance with the terms hereof. The Company was formed for the purposes of consummating the Transaction and has no material assets or liabilities.

b. Subject to obtaining the Required Approvals, as of the Closing Date, the Acquired Shares will be duly authorized and, when issued and delivered to the Purchaser in accordance with the terms of this Agreement, the Acquired Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s organizational and constituent documents or under Swiss law.

c. Subject to obtaining the Required Approvals, this Agreement has been duly authorized, executed and delivered by the Company and is enforceable against the Company in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

d. Subject to obtaining the Required Approvals, the issuance of the Acquired Shares and the compliance by the Company with all of the provisions of this Agreement and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company that would be reasonably be expected to have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Company (a “Material Adverse Effect”) or materially affect the validity of the Acquired Shares or the legal authority of the Company to comply in all material respects with the terms of this Agreement; (ii) result in any violation of the provisions of the organizational documents of the Company; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Acquired Shares or the legal authority of the Company to comply in all material respects with this Agreement.

e. The Company has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Agreement for which the Purchaser could become liable (it being understood that the Purchaser will effectively bear its pro rata share of any such expense indirectly as a result of its investment in the Company). Other than Credit Suisse Securities (USA) LLC (the “Placement Agent”), the Company is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Shares.

f. The description of the business and financial information of the Target to be included in the proxy statement/prospectus to be provided to the stockholders of FPAC in connection with the Transaction shall not be materially inconsistent with the information included in the Investor Presentation included in the Disclosure Package.

g. Assuming the accuracy of the representations and warranties of the Purchaser in Section 6 hereof, no registration of the Acquired Shares will be required under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the sale of such Acquired Shares to the Purchaser pursuant hereto.

h. The Company understands that the foregoing representations and warranties shall be deemed material and to have been relied upon by the Purchaser.

6. Purchaser Representations and Warranties. The Purchaser represents and warrants to the Company and FPAC that:

a. The Purchaser (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Acquired Shares only for its own account and not for the account of others, or if the Purchaser is purchasing for the Acquired Shares as a fiduciary or agent for one or more investor accounts, the Purchaser has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Acquired Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule A). The Purchaser is not an entity formed for the specific purpose of acquiring the Acquired Shares.

b. The Purchaser understands that the Acquired Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Acquired Shares have not been registered under the Securities Act. The Purchaser understands that the Acquired Shares may not be resold, transferred, pledged or otherwise disposed of by the Purchaser absent an effective registration statement under the Securities Act except (i) to the issuer of such securities or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that the Acquired Shares will be subject to a restrictive legend to such effect. The Purchaser acknowledges that the Acquired Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. The Purchaser understands and agrees that the Acquired Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, the Purchaser may not be able to readily resell the Acquired Shares and may be required to bear the financial risk of an investment in the Acquired Shares for an indefinite period of time. The Purchaser understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Acquired Shares.

c. The Purchaser further acknowledges that there have been no representations, warranties, covenants and agreements made to the Purchaser, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Agreement (and any other agreements executed and delivered in connection with the Transaction to which the Purchaser is party, if any).

d. The Purchaser’s acquisition and holding of the Acquired Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

e. The Purchaser acknowledges and agrees that the Purchaser has received such information as the Purchaser deems necessary in order to make an investment decision with respect to the Acquired Shares, including, with respect to the Company, the Transaction and the Target. Without limiting the generality of the foregoing, the Purchaser acknowledges that it has (i) had access to FPAC’s filings with the Securities Exchange Commission (“SEC”) that are publicly available at the SEC’s website at www.sec.gov, and (ii) received a copy of the Investor Presentation provided by FPAC (collectively, the “Disclosure Package”). The Purchaser represents and agrees that the Purchaser and the Purchaser’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such additional information about the Company, FPAC, the Target and the Transaction as the Purchaser and such Purchaser’s professional advisor(s), if any, have requested.

f. The Purchaser became aware of this offering of the Shares solely by means of direct contact between the Purchaser and the Company, FPAC or a representative of the Company or FPAC, and the Shares were offered to the Purchaser solely by direct contact between the Purchaser and the Company, FPAC or a representative of the Company or FPAC. The Purchaser did not become aware of this offering of the Shares, nor were the Shares offered to the Purchaser, by any other means. The Purchaser acknowledges that the Company represents and warrants that the Acquired Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

g. The Purchaser acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Acquired Shares, including those set forth in the Disclosure Package. The Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Acquired Shares, and the Purchaser has sought such accounting, legal and tax advice as the Purchaser has considered necessary to make an informed investment decision.

h. Alone, or together with any professional advisor(s), the Purchaser has analyzed and considered the risks of an investment in the Acquired Shares and determined that the Acquired Shares are a suitable investment for the Purchaser and that the Purchaser is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Purchaser’s investment in the Company. The Purchaser acknowledges specifically that a possibility of total loss exists.

i. In making its decision to purchase the Acquired Shares, the Purchaser has relied solely upon independent investigation made by the Purchaser. Without limiting the generality of the foregoing, the Purchaser has not relied on any statements or other information provided by the Placement Agent concerning the Company, the Target or the Acquired Shares.

j. The Purchaser understands and acknowledges that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment or the accuracy or adequacy of the Disclosure Package.

k. The Purchaser has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Agreement.

l. The execution, delivery and performance by the Purchaser of this Agreement are within the powers of the Purchaser, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Purchaser is a party or by which the Purchaser is bound, and will not violate any provisions of the Purchaser’s charter documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The Purchaser’s signature on this Agreement is genuine, and the signatory has been duly authorized and has legal competence and capacity to execute the same, and this Agreement is enforceable against the Purchaser in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

m. Neither the due diligence investigation conducted by the Purchaser in connection with making its decision to acquire the Acquired Shares nor any representations and warranties made by the Purchaser herein shall modify, amend or affect the Purchaser’s right to rely on the truth, accuracy and completeness of the Company’s representations and warranties contained herein.

n. The Purchaser is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Purchaser agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Purchaser is permitted to do so under applicable law. If the Purchaser is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Purchaser maintains written policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required by applicable law, the Purchaser maintains policies and procedures reasonably designed to ensure that the funds held by the Purchaser and used to purchase the Acquired Shares were legally derived.

o. To the Purchaser’s knowledge, no disclosure or offering document has been prepared by the Company, FPAC or the Placement Agent in connection with the offer and sale of the Acquired Shares.

p. The Purchaser acknowledges that the Placement Agent and each of its directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Company or the Acquired Shares or the accuracy, completeness or adequacy of any information supplied to the undersigned by the Company.

q. In connection with the purchase of the Acquired Shares, the Placement Agent has not acted as the Purchaser’s financial advisor or fiduciary.

r. Subject to the satisfaction of the terms and conditions of this Agreement, the Purchaser will have sufficient funds to pay the Purchase Price at the Closing.

s. The Placement Agent may rely upon these representations and warranties of the Purchaser.

7. Registration Rights. Subject to the availability of the required financial statements and applicable blackout periods as described below, the Company agrees that, within 45 calendar days after the consummation of the Transaction, the Company will file with the SEC (at the Company’s sole cost and expense) a registration statement registering the resale of the Acquired Shares (the “Registration Statement”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof. A substantially complete draft of the Registration Statement shall be provided to the Purchaser at two (2) business days prior to filing. The Company agrees to cause such registration statement or another shelf registration statement to remain effective until the earlier of (i) two years from the issuance of the Acquired Shares, or (ii) the first date on which the Purchaser can sell all of its Acquired Shares (or shares received in exchange therefor) under Rule 144 of the Securities Act within 90 days without limitation as to the amount or manner of sale of such securities that may be sold. The Company may delay the filing of the registration statement or suspend the use of any such registration statement if it determines that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Securities Exchange Act of 1934, as amended. The Purchaser agrees to disclose its ownership to the Company upon request to assist the Company in making the determination described above. The Company’s obligations to include the Acquired Shares (or shares issued in exchange therefor) in the Registration Statement are contingent upon the Purchaser furnishing in writing to the Company such information regarding the Purchaser, the securities of the Company held by the Purchaser and the intended method of disposition of the Acquired Shares as shall be reasonably requested by the Company to effect the registration of the Acquired Shares, and shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations. Notwithstanding the foregoing, if the SEC prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Acquired Shares or otherwise, such Registration Statement shall register the resale of a number of shares which is equal to the maximum number of shares as is permitted by the SEC. In such event, the number of shares to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders.

8. Termination. This Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms, (b) August 31, 2020 if the Closing has not been consummated on or before such date or (c) upon the mutual written agreement of each of the parties hereto to terminate this Agreement; provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall notify the Purchaser of the termination of the Transaction Agreement promptly after the termination of such agreement. This Agreement shall further terminate and be of no further force or effect, without any liability to either party hereto, if the Company notifies the Purchaser in writing that it has abandoned its plans to move forward with the Transaction and/or terminates the Purchaser’s obligations with respect to the Purchase without the delivery of the Acquired Shares having occurred.

9. Trust Account Waiver. The Purchaser acknowledges that FPAC is a blank check company with the powers and privileges necessary or convenient to the conduct, promotion or attainment of the business or purposes of FPAC, including, but not limited to effecting a merger, asset acquisition, reorganization or similar business combination involving FPAC and one or more businesses or assets. The Purchaser further acknowledges that, as described in FPAC prospectus relating to its initial public offering dated June 11, 2018 (the “Prospectus”) available at www.sec.gov, substantially all of FPAC’s assets consist of the cash proceeds of FPAC’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of FPAC, its public stockholders and the underwriters of FPAC’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to FPAC to pay its tax obligations, if any, and for working capital, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of FPAC entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Purchaser hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Agreement. Provided however, that nothing in this Section 9 shall be deemed to limit the Purchaser’s right, title, interest or claim to the Trust Account by virtue of the Purchaser’s record or beneficial ownership of Shares of the Company acquired by any means other than pursuant to this Agreement.

10. Miscellaneous.

a. Neither this Agreement or any rights or obligations that may accrue to the Purchaser hereunder may be transferred or assigned, in whole nor in part, without the prior written consent of the Company and FPAC (the “Other Parties”), which may be withheld by any other party in its absolute discretion.

b. The Other Parties may request from the Purchaser such additional information as any Other Party may deem necessary to evaluate the eligibility of the Purchaser to acquire the Acquired Shares, and the Purchaser shall provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures. The Purchaser acknowledges that each of FPAC and the Company shall file a copy of this Agreement with the SEC.

c. The Purchaser acknowledges that each of the Other Parties and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Agreement. Prior to the Closing, the Purchaser agrees to promptly notify the Other Parties if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate.

d. Each of the Other Parties is entitled to rely upon this Agreement and is irrevocably authorized to produce this Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

e. All the agreements, representations and warranties made by each party hereto in this Agreement shall survive the Closing.

f. This Agreement may not be modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

g. This Agreement (and any other agreements executed and delivered in connection with the Transaction to which the Purchaser is party, if any) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Each of the Target and SL Globetrotter, L.P. (“Globetrotter”) shall be a third-party beneficiary of this Agreement. This Agreement shall not otherwise confer any third party beneficiary, or other rights or remedies upon any person other than the parties hereto, the Target, Globetrotter and their respective successors and assigns.

h. Except as otherwise provided herein, this Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

i. If any provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

j. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

k. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

l. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE. EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

m. Any action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in any federal or state court located in New York County, New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the action shall be heard and determined only in any such court, agrees that service of process upon such party in any such action shall be effective if given as may be permitted by applicable law, and agrees not to bring any action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action brought pursuant to this Section 9(m).

n. The Purchaser acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, any of its affiliates or any of its or their control persons, officers, directors and employees), other than the statements, representations and warranties contained in this Agreement, in making its investment or decision to invest in the Company.

o. The Company and FPAC agree no investor subscribing to purchase Shares for cash directly from the Company in private transactions in connection with the closing of the Transaction will be sold shares at a price per share lower than the Purchase Price per share provided for herein to the Purchaser. For the avoidance of doubt, the foregoing shall not apply to the terms of the Forward Purchase Contract described in FPAC’s SEC filings or arrangements with employees.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Purchaser has executed or caused this Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Purchaser:	State/Country of Formation or Domicile:

By:
Name:
Title:

Name in which Acquired Shares are to be registered (if different):	Date: January , 2020

Purchaser’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip: Attn:	City, State, Zip: Attn:

Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:

Number of Acquired Shares:_____________

Aggregate Purchase Price: $___________	Price Per Share: $10

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account or accounts specified by the Company in the Closing Notice. To the extent the offering is oversubscribed, the number of Acquired Shares received may be less than the number of Shares subscribed for.

IN WITNESS WHEREOF, the Company and FPAC have accepted this Agreement as of the date set forth below.

GLOBAL BLUE GROUP HOLDING AG

By:
Name:
Title:

FAR POINT ACQUISITION CORPORATION

By:
Name:
Title:

Date: January     , 2020

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF PURCHASER

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1.

☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.

This page should be completed by Purchaser

and constitutes a part of the Agreement.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Purchaser has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Purchaser and under which Purchaser accordingly qualifies as an “accredited investor.”

☐ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐ Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐ Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or

☐ Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

Schedule B

Zeichnungsschein

Subscription form

Die Unterzeichnete zeichnet hiermit in Kenntnis des Beschlusses der ausserordentliche Generalversammlung Global Blue Group Holding AG, mit Sitz in Wangen-Brüttisellen, Schweiz, vom [•] Januar 2020 betreffend ordentliche Kapitalerhöhung von CHF [•] um CHF [•] auf CHF [•] durch Ausgabe von [•] 0 Namenaktien zu je CHF 0.01 Nennwert (“Neue Namenaktien”) zum Ausgabepreis je Neue Namenaktie von CHF 0.01:

The undersigned herewith subscribes in consideration of the resolution of the extraordinary general meeting of Global Blue Group Holding Ltd, Wangen-Brüttisellen, Switzerland, dated [•] January 2020 regarding the ordinary increase of the share capital from CHF [•] by CHF [•] to CHF [•] by issuance of [•] registered shares with a nominal value CHF 0.01(“New Registered Shares”) at an issue price for each New Registered Share of CHF 0.01:

Zeichnung durch die Unterzeichnete / Subscription by the Undersigned:

Anzahl Neue Namenaktien / Number of New Registered Shares

[•] Neue Namenaktien / New Registered Shares

Ausgabepreis (total) (CHF) / Issue price (total) (CHF)

CHF [•]

Die Unterzeichnende verpflichtet sich bedingungslos zur vollständigen Liberierung des obgeannten Ausgabepreises in bar.

The undersigned unconditionally commits to fully pay in cash the above mentioned issue price.

Dieser Zeichnungsschein ist gültig bis und mit [•]. 2020.

This subscription form expires on the day after [•] 2020.

[Unterschriften auf der Folgeseite]

[Signatories on next page]

Unterschriften / Signatories

[•] 2020

[• insert company name of the subscriber]

By: [• insert name(s) of the signatory/-ies]

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. When used herein, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Far Point’s or Global Blue’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination; the ability to meet NYSE’s listing standards following the consummation of the transaction contemplated by the proposed business combination; costs related to the proposed business combination; Global Blue’s ability to execute on its plans; Global Blue’s estimates of the size of the markets for its solutions; Global Blue’s ability to identify and integrate acquisitions; the performance and security of Global Blue’s services; potential litigation involving Far Point or Global Blue; and general economic and market conditions impacting demand for Global Blue’s services. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Neither Far Point nor Global Blue undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Additional risks and uncertainties are identified and discussed in Far Point’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.

Non-GAAP Financial Measures

Pro forma Adjusted EBITDA is a non-GAAP financial measure that is not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and may be different from non-GAAP financial measures used by other companies. This non-GAAP financial measure should not be construed as an alternative to net income as an indicator of operating performance or as an alternative to cash flow provided by operating activities as a measure of liquidity (each as determined in accordance with GAAP).

Additional Information and Disclaimer

In connection with the business combination, an affiliate of Global Blue intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include a preliminary proxy statement of Far Point and a prospectus in connection with the business combination. The definitive proxy statement/prospectus and other relevant documents will be mailed to stockholders of Far Point as of a record date to be established for voting on the business combination. Stockholders of Far Point and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Far Point’s solicitation of proxies for the special meeting to be held to approve the business combination because these documents will contain important information about Far Point, Global Blue, and the business combination. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, by directing a request to: Far Point Acquisition Corporation, 18 West 18th Street, New York, NY 10011. These documents, once available, and Far Point’s annual and other reports and proxy statements filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

Far Point, Global Blue and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the stockholders of Far Point in connection with the business combination transaction. Stockholders of Far Point and other interested persons may obtain more information regarding the names and interests in the proposed transaction of Far Point’s directors and officers in Far Point’s filings with the SEC, including Far Point’s Annual Report on Form 10-K for the year-ended December 31, 2018, which was filed with the SEC on March 29, 2019. Additional information regarding the interests of such potential participants in the solicitation process will also be included in the Registration Statement (and will be included in the definitive proxy statement/prospectus) and other relevant documents when they are filed with the SEC.

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